UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934



                     SEACOR Holdings, Inc.
                        (Name of Issuer)

                  Common Stock, $.01 par value
                 (Title of Class of Securities)

                             81190410
                          (CUSIP Number)

                        Deanne Colligan
                        Madeline Colligan
                          P. O. Box 278
                     Cameron, Louisiana 70631
(Name,  Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                         August 9, 1996
    (Date of Event which Requires Filing of this Statement)

If the filing  person  has  previously  filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

       2 of 7

CUSIP No. 81190410

     1)   Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Deanne Colligan SS ####-##-####

     2)   Check the Appropriate Box if a Member of a Group
          (a)                                    _____
          (b)                                    _____

     3)   SEC Use Only

     4)   Source of Funds

          OO

     5)   Check  Box  if  Disclosure of Legal Proceedings is
          Required pursuant to Items 2(d) or 2(e)

     6)   Citizenship  or Place  of  Organization - United States

Number of      7)  Sole Voting Power                     23,799
Shares
Beneficially
 Owned by      8)  Shared Voting Power                  866,649
  Each
Reporting
  Person
  With         9)  Sole Dispositive Power                23,799


               10)  Shared Dispositive Power            866,649

     11)  Aggregate Amount Beneficially Owned by each
          Reporting Person                              890,448

     12)  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares

     13)  Percent of Class Represented by Amount
          in Row 11                                        6.8%

     14)  Type of Reporting Person (See Instructions)    IN, OO (Trustee)

       3 of 7

CUSIP No. 81190410

     15)  Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Madeline Colligan SS ####-##-####


     16)  Check the Appropriate Box if a Member of a Group
          (a)                                          _____
          (b)                                          _____


     17)  SEC Use Only

     18)  Source of Funds

          OO

     19)  Check Box if Disclosure of Legal Proceedings is
          Required pursuant to Items 2(d) or 2(e)


     20)  Citizenship or Place of Organization - United States

Number of      21)  Sole Voting Power                   23,799
Shares
Beneficially
 Owned by      22)  Shared Voting Power                866,649
 Each
Reporting
  Person
   With        23)  Sole Dispositive Power              23,799


               24)  Shared Dispositive Power           866,649


     25)  Aggregate Amount Beneficially Owned by each
          Reporting Person                             890,448

     26)  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares

     27)  Percent of Class Represented by Amount
          in Row 11                                        6.8%

     28)  Type of Reporting Person (See Instructions) IN, OO (Trustee)

       4 of 7

Item 1.   Security and Issuer.

     Title of Class of Securities:
          Common Stock, $.01 par value per share

     Name and Address of Issuer's Principal Executive Office:
          SEACOR Holdings, Inc.
          11200 Westheimer, Suite 850
          Houston, Texas 77042

Item 2.   Identity and Background.

     Names of Reporting Persons:
          Deanne Colligan
          Madeline Colligan

     Address:
          P. O. Box 278
          Cameron, Louisiana 70631

     Employment Information:
          Ms. Deanne Colligan is a registered pharmacist for and part-owner of the Cameron Drug Store located at 424 Marshal Street, Cameron, Louisiana 70631. Ms. Madeline Colligan is an elementary school teacher employed by the Cameron Parish School Board, located at 246 Dewey Street, Cameron, Louisiana 70631.

          Neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

          Neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the past five years.

     Citizenship:
          United States of America

Item 3.   Source and Amount of Funds or Other Consideration.

     Beneficial ownership of the shares of common stock, $0.01 par value per share of SEACOR Holdings, Inc. ("CKOR"), reported herein, was acquired by the Reporting Persons on August 9, 1996, pursuant to CKOR's acquisition of McCall Enterprises, Inc. ("McCall") and related entities (the "Acquisition"). The following list sets forth for each Reporting Person and for each of the three trusts for which the Reporting Persons serve as co-trustees (the "Trusts"), the number of shares of each McCall entity exchanged for CKOR common stock in the Acquisition:

                                                  Shares of CKOR
                                                   Common Stock
          Deanne Colligan
               7.54 shares of Cameron Boat Rentals, Inc.
               10.00 shares of Cameron Crews, Inc.      23,799

          Madeline Colligan
               7.54 shares of Cameron Boat Rentals, Inc.
               10.00 shares of Cameron Crews, Inc.      23,799

          HAM Trust
               166.67 shares of McCall Enterprises, Inc.
               6.00 shares of Cameron Boat Rentals, Inc.
               2.00 shares of Cameron Crews, Inc.      288,883

          PDM Trust
               166.67 shares of McCall Enterprises, Inc.
               6.00 shares of Cameron Boat Rentals, Inc.
               2.00 shares of Cameron Crews, Inc.      288,883

          JKM Trust
               166.67 shares of McCall Enterprises, Inc.
               6.00 shares of Cameron Boat Rentals, Inc.
               2.00 shares of Cameron Crews, Inc.      288,883

Item 4.   Purpose of Transaction.

          In the Acquisition, the Reporting Persons and the Trusts acquired the CKOR common stock reported herein as consideration for the shares of common stock held by the Reporting Persons and the Trusts in McCall and its related entities. The Reporting Persons have no plans or proposals which relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of
          Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     (a) (b) As of the date hereof, the Reporting Persons, in the aggregate, beneficially own 913,247 shares of CKOR common stock, approximately 7.0% of the shares of the CKOR common stock believed to be outstanding. Deanne Colligan has sole power to vote and direct the disposition of 23,799 shares held in her name and shared power to vote and direct the disposition of 866,649 shares held in equal amounts by each of the Trusts. Madeline Colligan has sole power to vote and direct the disposition of 23,799 shares held in her name and shared power to vote and direct the disposition of 866,649 shares held in equal amounts by each of the Trusts.

     (c)  See Item 3 of this Schedule 13D.

     (d) Other party with right to receive or direct receipt of dividends or proceeds:

          Dividends and proceeds from the sale of the common stock held by the Trusts will be received by and be property of the Trusts.

     (e) Date Reporting Person ceased to beneficially own more than 5% of shares:

          Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          Each of the Reporting Persons and each of the Trusts has entered into an Investment and Registration Rights Agreement, dated May 31, 1996, with CKOR granting them certain registration rights with regard to the CKOR common stock. In addition, approximately ten percent of the shares of CKOR common stock held by the Reporting Persons and the Trusts is subject to the terms of various escrow agreements entered into in connection with the Acquisition to secure certain indemnification obligations that the Reporting Persons and the Trusts owe to CKOR with respect to the Acquisition. These agreements provide for the escrow of these shares for a minimum of three years, during which time the Reporting Persons will have the ability to vote, but not to dispose of, such shares.

Item 7.   Material to be Filed as Exhibits.

          A copy of a written agreement relating to the filing of a joint statement as required by Rule
          13d-1(f) under the Securities Exchange Act of 1934 is attached hereto as Exhibit A.

          Investment and Registration Rights Agreement among CKOR and, among others, the Reporting Persons and the Trusts, dated May 31, 1996, incorporated herein by reference to Exhibit 10.8 to CKOR's Current Report on Form 8-K dated May 31, 1996.

          Escrow Agreement, dated as of May 31, 1996, by and among CKOR, Norman McCall, as representative of, and all of the stockholders of Cameron Boat
          Rentals, Inc. and the Bank of Montreal Trust
          Company, as escrow agent.

          Escrow Agreement, dated as of May 31, 1996, by and among CKOR, Norman McCall, as representative of, and all of the stockholders of McCall and The Bank of Montreal Trust Company, as escrow agent.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 1996


                           /s/ Deanne Colligan
                           _____________________________
                           Deanne Colligan, Individually
                                   and as Trustee


                          /s/ Madeline Colligan
                          _______________________________
                          Madeline Colligan, Individually
                                   and as Trustee

       5 of 7

                            EXHIBIT A

                            AGREEMENT


     The undersigned agree that this Schedule 13D dated
September 27, 1996 relating to the shares of common stock, $0.01 par value per share, of SEACOR Holdings, Inc., to which this Agreement is attached as Exhibit A, shall be filed on behalf of the undersigned.

                                         /s/ Deanne Colligan
                                         ____________________
                                         Deanne Colligan


                                         /s/ Madeline Colligan
                                         _____________________
                                         Madeline Colligan